UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO REPORTS PASSENGER TRAFFIC

DECREASE OF 5.0% FOR OCTOBER 2009

Guadalajara, Jalisco, Mexico – November 6, 2009 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced today preliminary terminal passenger traffic figures for the month of October 2009 compared to traffic figures for October 2008.

During October 2009, total terminal passengers decreased 5.0% compared to the previous year; domestic passenger traffic decreased 4.3%, while international passenger traffic decreased 6.7% compared to October 2008.

Domestic Terminal Passengers (in thousands):

Airport	Oct-08	Oct-09	% Var	Jan-Oct 08	Jan-Oct 09	% Var
Guadalajara	401.5	386.8	-3.7%	4,247.8	3,643.3	-14.2%
Tijuana	256.1	252.2	-1.5%	3,367.1	2,781.3	-17.4%
Puerto Vallarta	68.0	54.6	-19.7%	775.7	620.2	-20.0%
Los Cabos	58.8	53.5	-9.0%	741.9	678.8	-8.5%
Hermosillo	89.5	91.2	1.9%	1,013.9	919.3	-9.3%
Guanajuato	52.2	47.4	-9.2%	585.0	431.9	-26.2%
La Paz	36.7	40.1	9.2%	398.4	387.9	-2.6%
Mexicali	38.8	35.5	-8.6%	439.7	390.9	-11.1%
Morelia	22.1	17.2	-22.1%	281.5	194.5	-30.9%
Aguascalientes	25.3	18.9	-25.0%	283.2	182.8	-35.4%
Los Mochis	16.0	20.9	30.5%	178.8	157.2	-12.1%
Manzanillo	6.6	7.5	13.6%	94.0	75.7	-19.4%
Total	1,071.5	1,025.8	-4.3%	12,406.8	10,463.9	-15.7%

       For further information please visit: www.aeropuertosgap.com.mx or contact us:

In Mexico	In the United States
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

International Terminal Passengers (in thousands):

Airport	Oct-08	Oct-09	% Var	Jan-Oct 08	Jan-Oct 09	% Var
Guadalajara	152.3	157.7	3.5%	1,818.0	1,654.0	-9.0%
Tijuana	2.1	4.5	113.8%	23.8	20.8	-12.6%
Puerto Vallarta	116.8	94.4	-19.2%	1,973.5	1,546.3	-21.6%
Los Cabos	143.0	127.4	-11.0%	1,760.5	1,494.1	-15.1%
Hermosillo	6.4	6.1	-4.3%	83.7	65.6	-21.7%
Guanajuato	24.3	23.6	-2.9%	360.0	300.5	-16.5%
La Paz	1.6	2.6	61.7%	41.5	27.1	-34.8%
Mexicali	0.4	0.3	-32.8%	3.9	3.1	-20.6%
Morelia	12.3	13.2	7.3%	155.8	177.2	13.7%
Aguascalientes	6.5	4.8	-25.0%	85.3	54.7	-35.8%
Los Mochis	0.4	0.3	-13.8%	8.2	4.4	-46.1%
Manzanillo	1.9	1.8	-3.8%	89.2	73.1	-18.1%
Total	468.0	436.6	-6.7%	6,403.4	5,420.9	-15.3%

Total Terminal Passengers (in thousands):

Airport	Oct-08	Oct-09	% Var	Jan-Oct 08	Jan-Oct 09	% Var
Guadalajara	553.8	544.5	-1.7%	6,065.8	5,297.4	-12.7%
Tijuana	258.2	256.7	-0.6%	3,390.9	2,802.1	-17.4%
Puerto Vallarta	184.8	149.0	-19.4%	2,749.1	2,166.6	-21.2%
Los Cabos	201.8	180.9	-10.4%	2,502.4	2,172.9	-13.2%
Hermosillo	95.9	97.3	1.5%	1,097.6	984.8	-10.3%
Guanajuato	76.4	71.0	-7.2%	945.0	732.4	-22.5%
La Paz	38.4	42.7	11.4%	439.9	415.0	-5.7%
Mexicali	39.2	35.7	-8.9%	443.5	394.0	-11.2%
Morelia	34.4	30.4	-11.6%	437.3	371.7	-15.0%
Aguascalientes	31.7	23.8	-25.0%	368.5	237.5	-35.5%
Los Mochis	16.4	21.2	29.4%	187.0	161.7	-13.6%
Manzanillo	8.4	9.3	9.7%	183.2	148.8	-18.8%
Total	1,539.5	1,462.4	-5.0%	18,810.2	15,884.8	-15.6%

Regarding material events for the month of October, Mexicana Link opened the following direct routes, Tijuana – La Paz and Guadalajara – Queretaro, while VivaAerobus opened Guadalajara – Los Cabos, Guadalajara – Los Mochis and La Paz – Mazatlan routes. With respect to international destinations, Mexicana initiated operations with routes Guadalajara – Monterrey – New York, while West Jet opened two routes to Canada from Puerto Vallarta to Kelowna and Victoria.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: November 6, 2009